SYRA HEALTH CORP.

1119 Keystone Way N. #201

Carmel, IN 46032

September 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Scott Stringer
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	Syra Health Corp.
Registration Statement on Form S-1, as amended
File No. 333-271622

Ladies and Gentlemen:

Syra Health Corp. (the “Company”) hereby respectfully withdraws its request, dated September 22, 2023, that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Tuesday, September 26, 2023. The Company intends to submit a revised acceleration request at a later date.

Please contact Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 if there are any questions with respect to this request.

Thank you,

SYRA HEALTH CORP.

By:	/s/ Deepika Vuppalanchi
Name:	Deepika Vuppalanchi
Title:	Chief Executive Officer